UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 001-38313

iClick Interactive Asia Group Limited

(Translation of registrant’s name into English)

15/F

Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

Tel: +852 3700 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iClick Interactive Asia Group Limited

By:	/s/ Wing Hong Sammy Hsieh
Name:	Wing Hong Sammy Hsieh
Title:	Chief Executive Officer and Executive Chairman of the Board

Date: September 5, 2018

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press Release

Exhibit 99.1

Two Early Stage iClick Investors Depart Board of Directors

Hong Kong, Sept. 5, 2018 (GLOBE NEWSWIRE) — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading independent online marketing and data technology platform in China, today announced Yu Long, of Bertelsmann Asia Investments, and Antares Au, of SSG Capital, have departed the company’s board of directors, effective September 1, 2018. The two directors were early stage investors and their departures were not due to any disagreement with the company.

“We appreciate the contributions from Ms. Long and Mr. Au during an important stage in our company’s development, and we wish them our best as they focus on new opportunities,” said Mr. Sammy Hsieh, chairman, chief executive officer and co-founder of iClick.

“It has been my pleasure serving on the board of iClick, and I look forward to watching the company continue to make progress as a leader and innovator in connecting global marketers with audiences in China,” Ms. Long said.

“I am pleased with the progress iClick continues to make and express my fullest support for the company’s management team as it executes on its growth strategy,” Mr. Au said.

Following the departures, iClick has four independent directors on its seven-person board.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (ICLK) is an independent online marketing and data technology platform that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfills various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009, currently operating in nine locations worldwide including Asia and London.

For more information, please visit http://ir.i-click.com.

For investor and media inquiries, please contact:

In China:

iClick Interactive Asia Group Limited

Jie Jiao

Tel: +852-3700-9065

E-mail: ir@i-click.com

In the United States:

PondelWilkinson Inc.

Evan Pondel/Laurie Berman

Tel: +1-310-279-5980

E-mail: epondel@pondel.com/lberman@pondel.com

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